AVX

2 0 0 2
ANNUAL
REPORT





SELECTED FINANCIAL DATA

(in thousands, except per share data)

Years Ended March 31,	1998	1999	2000	2001	2002
Income Statement Data:					
Net sales	$1,267,653	$1,245,473	$1,630,273	$2,608,113	$1,249,980
Cost of sales	970,216	1,078,064	1,289,743	1,634,297	1,146,662
Gross profit	297,437	167,409	340,530	973,816	103,318
SG&A	110,737	114,104	119,299	149,268	103,741
Restructuring charges	–	–	–	–	24,646
Profit (loss) from operations	186,700	53,305	221,231	824,548	(25,069)
Interest income	11,268	7,946	8,671	17,394	18,114
Interest expense	(1,921)	(2,228)	(1,868)	(2,320)	(1,851)
Other, net	1,377	1,719	4,092	1,638	1,800
Income (loss) before income taxes	197,424	60,742	232,126	841,260	(7,006)
Provision for income taxes	62,773	19,226	75,194	273,723	226
Net income (loss)	134,651	41,516	156,932	567,537	(7,232)
Income per share:					
Basic [(1)]	$ 0.76	$ 0.24	$ 0.90	$ 3.25	$ (0.04)
Diluted [(1)]	$ 0.76	$ 0.24	$ 0.90	$ 3.22	$ (0.04)
Cash dividends declared per common share [(1)]	$ 0.123	$ 0.130	$ 0.135	$ 0.143	$ 0.150
As of March 31,	**1998**	**1999**	**2000**	**2001**	**2002**
Balance Sheet Data:					
Working capital	$ 552,787	$ 471,253	$ 564,129	$1,011,753	$ 956,191
Total assets	1,048,653	1,058,040	1,308,331	1,885,098	1,691,599
Long-term debt	8,376	12,714	18,174	13,722	–
Stockholders' equity	850,884	830,641	982,021	1,505,034	1,476,035
Years Ended March 31,	**1998**	**1999**	**2000**	**2001**	**2002**
Other Data:					
Capital expenditures	100,374	97,715	172,421	227,342	75,445
Research, development and engineering expenses	36,846	41,796	51,143	56,773	42,678

(1) Previously reported amounts have been restated for the effect of the June 1, 2000, 2-for-1 common stock split effected in the form of a 100% stock dividend.

PRODUCT CATEGORIES


Advanced Products
24%
Ceramic Capacitors
22%
Connectors
8%
21%
25%
Kyocera Developed Products
Tantalum Capacitors

MARKETS SERVED


Telecommunications
Military
Computer
14%
3%
18%
Networking and information Hardware
5%
Medical
7%
Industrial
5%
17%
31%
Consumer/Auto
Wireless

This document contains forward-looking statements that are subject to risks and uncertainties that could cause results to differ materially from the performance indicated or implied by such statements. Risk factors relating to such statements are described in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

AVX 2002 Annual Report





AVX high-current feedthru filters are used in the latest optical and automotive applications.

TABLE OF CONTENTS

Letter to our Shareholders





AVX is the leader in ESD Suppression Technology. These products are ideal for battery-backed and handheld devices.

DEAR SHAREHOLDERS,

The past year has been challenging for our global industry. The slowdown in the general economy, and in the electronics industry in particular, put strong pressures on most of our customers. This drop in end units and financial difficulties at many customers drove our revenues and selling prices down. We moved quickly to restructure the Company during this period and reduced our cost and controlled inventories across the Company.

During the year, we took the painful step of reducing approximately forty percent of our workforce and shut down several facilities around the world.

It was a difficult year, but management believes the Company is stronger today and is in a position for growth in the future. For the year just completed, AVX achieved sales of $1.2 billion. The net loss for fiscal year 2002 was $7.2 million. The current year's results reflect $60.1 million of restructuring and special charges due to important steps taken to reduce costs in reaction to the economic correction.

Yet, we feel AVX has fared better than many in our industry and the economy, in general. The strengths of AVX have enabled us to maintain the strong relationships with our customers and have kept us poised to succeed as the economic recovery continues.



POISED TO SUCCEED

As AVX begins its new fiscal year in April 2002, the economy is starting to rebound. The elements are in place for AVX to take advantage of the turnaround.

Worldwide inventories have shrunk. Manufacturers who use our capacitors, connectors and Advanced Products need to rebuild their inventories as they ramp up production to meet accelerating consumer demand during the year.

AVX is positioned with a worldwide manufacturing and distribution system second to none. We continue to be a leader with manufacturing around the world to address our customers' needs. We have been in the Asian area since 1977 and recently expanded that region's production with a facility in Malaysia and announced a new facility in China to produce tantalum products.

Many of our customers are planning to reduce the number of suppliers and related processing costs. AVX's breadth of products offers these customers the ability to access one source for their passive components around the world. It is our strategy to continue to make the name "AVX" synonymous with Passive Components and our acquisition strategy is geared to that objective.



As a passive component technology leader, AVX sees its products widely used in the growing market for notebooks, PCs and PDAs.

Touching lives, building the future





AVX low-ESR tantalum capacitors are used as filters in the latest [illegible] computing PCs and workstations.

We continue to invest in Research and Development. Ongoing technological trends continue to benefit AVX. Processing speeds increase; functions multiply; and the sizes of electronic devices are shrinking. As complexity and speeds increase in circuits, this also increases the demand and technical performance for passive parts. Technology is an area where we need to continually invest. Our Advanced Products group has the lead, working in cooperation with our customers, to bring new products to market.

Our overall cost structure also helps attract orders. Although the past year was difficult, we did undertake necessary reductions in labor, overhead and capital expenditures. As a result of many of these restructuring efforts, AVX will be able to produce a number of key components in the region where they are being used and at a lower cost-per-piece.

Our balance sheet remains one of the strongest in the industry. The Company has virtually no debt. We continue to generate significant cash beyond our immediate needs, despite external events affecting our sales and earnings this past year. As of March 31, 2002, our cash reserves totaled $681 million.



PREPARED TO MOVE

Our business fundamentals have proven their strength and our strategy has prepared us to take advantage of technological innovations, consumer trends and an improved business climate.

As we move forward, I'd like to look back and thank our employees who shared the burden of this past year. They continue to create technological breakthroughs, manufacture high-quality products and deliver premier customer service. I'd also like to acknowledge our customers as true business partners, working toward an ultimate goal of providing value to their customers.

And a word of appreciation to our shareholders who continue to support the value in AVX. THANKS! I look forward to seeing you at our annual Shareholders' Meeting to be held at the AVX Corporation Seaboard Facility located at 1900 Highway 501 East in Myrtle Beach, South Carolina at 10:00 a.m. on July 23, 2002.

John S. Gilbertson
Chief Executive Officer
AVX Corporation



AVX's broad product offering, materials technology and manufacturing expertise are used to develop new Advanced Products, which meet the latest customer design challenges.

Smaller devices mean larger sales



Connector products are used on LCD displays for cellphones, ATMs and bar code readers.

CONVERGING TECHNOLOGY, EXPANDING MARKETS

As the U.S. and world economies regain their strength, demand for AVX products rebounds. Nearly as important as economic health to the future of AVX is the trend of technological convergence. As technology brings together functions, systems and services, it will generate an increased demand for AVX products. This convergence motivates consumers to acquire entirely new generations of products – smaller, more complex and, sometimes, completely different from prior versions.

The increased complexity, miniaturization and integration required in this new generation of products spur the need for a greater number of passive components and interconnect devices that are simultaneously smaller, yet more complex. This is the world in which AVX excels.

The young girl on this report's cover using a laptop illustrates an important type of convergence. Technology is rapidly "converging" on the lives of today's youth. It is now second nature for them to operate computers and handheld games, as well as sophisticated game consoles. These young people assume that technology is part of their lives and they will continually raise their expectations.

Convergence is surfacing in numerous other ways. For example, as technology advances, functions



converge. Items with discrete capabilities, such as cell phones and personal digital assistants (PDAs), or photography and desktop computers, are being synthesized into single, multifunctioning units.

Convergence also occurs in systems. Increasingly popular high-tech consumer products, such as flat-screen, high-definition television (HDTV), give birth to complementary technology. Upgrading to an HDTV unit is often accompanied by the purchase of a DVD, surround-sound system, digital cable set-top boxes, and the newer, more sophisticated game boxes.

Services also experience convergence. As the wireless phone market moves to the 2.5G (generation) and 3G technologies, the ability to handle sophisticated financial transactions by phone, rather than PC, will require more components. A recent study estimated that by 2005, some 7 million people in the United States will be using their phones for banking and financial services. Europe and Japan are adopting this technology even more rapidly than the United States because they are not dependent on PC-based Internet access.



Today's typical PC can contain over 1,500 components, which AVX could supply.

From the battlefield to the home front,





AVX is an industry leader [illegible] microwave and space [illegible] AVX manufacture the smallest [illegible] high-frequency filter [illegible]

NEW TECHNOLOGIES ENLIST IN THE MILITARY

Technology is changing the nature and face of military and defense systems.

Recently, the old and new faces of the military worked together as commandos on horseback used satellite radios to call in air support. Ground troops can use a technologically advanced device, which incorporates a laser range finder, a laptop computer with digital map display and a Global Position System receiver to guide planes to their targets.

Ground units are increasingly supported by pilotless drone planes directed from computer game-type consoles miles away. They are navigated by using electronic eyes placed around and above the target area. Through these communication and computer links, officers can better coordinate events.

A multitude of AVX products are already utilized by major aerospace and defense suppliers in military vehicles and avionics, as well as sophisticated ammunition systems that utilize timing and proximity sensors.

In the same way that consumer products are shrinking in size and growing in complexity, new military devices are also undergoing similar development. For example, a remote controlled aircraft only six to nine inches long that will take video pictures of any activity or movement on the ground is currently being developed.

As aerospace and the military increase the use of technology, AVX's ability to deliver quality in smaller, more complex devices and components will make the Company an attractive supplier.

AVX rises to the challenge



AUTOS – DRIVING THE EXPANSION OF TECHNOLOGY

"Telematics." This term is going to be heard more and more. It refers to the increased convergence of electronics and automobiles. The electronic content in autos has been growing – largely in the form of engine and driver controls, airbags and diagnostics, such as tire-pressure sensors to help avoid accidents due to low tire pressure.

Radio systems that receive transmissions from satellites are already available as a new-car option or an after-market accessory. Similar to a satellite TV, the new radios can receive hundreds of programming alternatives, rather than only those available from local stations using traditional antennas.

Major automakers are exploring the use of 3G technology in cars, enabling drivers to order a take-out meal before arriving at a fast food restaurant or downloading music electronically while on the road.

According to the trade publication *EE Times*, many electronics and software makers believe that automotive telematics hold more near-term potential for growth than any other electronics sector. According to some observers, in the next four years nearly every car will be equipped with a cell phone and many cars will have information and navigation systems, accelerating telematics into a $10 billion to $20 billion market.



Automotive electronic content is growing at over 15% a year. An entry-level car now contains more than $1,500 of electronics.

From our labs to your heart





Specialty capacitors [illegible] AVX [illegible] design engineers with [illegible] for critical applications

LIFE-ALTERING TECHNOLOGY CONVERGES ON THE HUMAN CONDITION

New technology and America's focus on health care are converging into devices that can alter or save many lives.

Recently, one of the United States' highest officials was the recipient and beneficiary of this technology. An implantable pacemaker created a stable heartbeat with no interruption of duties or change in lifestyle.

This past year, one of the USA's top radio talk show hosts regained his hearing and was able to continue his career thanks to an implantable device.

Countless lives are affected by new medical technology, which is dependent on the types of parts and products manufactured by AVX. Many of the most demanding manufacturers specify AVX parts.

AVX components play a major role in defibrillators used to return a stuttering heart to its regular beating pattern. An implantable device, originally designed to use electrical pulses to control Parkinson's disease, is now being pioneered for use in controlling debilitating pain.

New, sophisticated pharmaceutical delivery systems bring new stability to many lives. Pumps that automatically deliver insulin help people live a more normal life with diabetes, a disease that has no cure.

As America and the world


Provided by McLeod Health © 2002

population continue to live longer and seek to remain productive and active, *the use of technology to enhance lives* will continue to expand.

CONVERGENCE – TECHNOLOGY IN TOUCH WITH OUR LIVES

A world seeking smaller, more complex devices is a world in which AVX will excel. Whether it is smaller, higher-frequency capacitors or Advanced Products incorporating multiple functions meeting a customer's specific needs in one component, AVX will continue to lead the industry through outstanding research and development, manufacturing and customer service.


VENTAK
PRIZM 2 DR
GUIDANT

Advances in medicine continue to utilize implantable electronics to improve the quality of life for people around the world.

Financial Report





FINANCIAL TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

During the fourth quarter of fiscal 2001, customers began to experience a slow-down in the rate of growth in demand for their products and determined that they had accumulated excess passive component inventory. The utilization of the accumulated inventory and the decline in the worldwide economy, in particular, the impact on the telecommunication and data processing markets, have led to a significant decline in the demand for our products throughout fiscal 2002. During this period, the imbalance of the industry's production capacity and market demand has led to a decline in average selling prices for certain commodity related products. Reduced selling prices and low production levels have led to lower operating margins. In reaction to the slow down in demand, the Company has significantly reduced its labor force and operating costs. During fiscal 2002, the Company recorded $60.1 million of restructuring and special charges as part of its cost reduction initiative. The Company continues to evaluate its cost structure and manufacturing capabilities in conjunction with expected demand.

The Company continues to invest in new products and improvements to the production processes and is committed to investing in research, development and engineering in order to provide our customers with new generations of passive component and connector product solutions. We believe this philosophy will enable us to capitalize on improved market conditions and provide shareholder value.

The following table sets forth the percentage relationships to net sales of certain income statement items for the periods presented.

Years Ended March 31,	2000	2001	2002
Net Sales	100.0%	100.0%	100.0%
Cost of sales	79.1	62.7	91.7
Gross profit	20.9	37.3	8.3
Selling, general and administrative expenses	7.3	5.7	8.3
Income (loss) before income taxes	14.2	32.3	(0.6)
Net income (loss)	9.6	21.8	(0.6)

Outlook

Near-Term:

Although the information available to us regarding our numerous customers' inventory levels is limited, we believe the passive component inventories at electronic distributors, CEMs and OEMs was dramatically reduced during fiscal 2002. The near-term results for the Company will depend on the growth in the economy and the resulting expansion of the telecommunication, information technology hardware, automobile and other electronic markets. Our expectation is that, as these markets resume growth, our unit volumes will increase, but the continued imbalance in demand and capacity in the near-term may lead to lower average selling prices for certain commodity related products. Higher sales volume and the resulting through put in the factories will reduce average production costs, but lower sales prices may mitigate a portion of the benefit.

The majority of our commodity related ceramic capacitors are currently manufactured using nickel. The Company continues to use palladium metal in the manufacture of certain ceramic capacitors. The palladium market has experienced dramatic price volatility over the past several years. The Company continues to offset the cost of palladium through conversion to the use of base metals. We believe that our programs will continue to reduce, but not entirely eliminate, our use of palladium in the future. Due to the sudden and significant decrease in product demand and our ongoing conversion to nickel, palladium inventory levels have exceeded our forecasted quantity requirements. Accordingly, a portion of our palladium inventory was written down to net realizable value during fiscal 2002. Future declines in palladium market prices will have an adverse effect on the carrying value of the remaining excess palladium inventory.

Tantalum powder is a principal material used in the manufacture of solid tantalum capacitors. The market for tantalum powder, which has historically been stable, experienced supply shortages and price volatility during fiscal 2001. During fiscal 2001, in order to reduce the risk of interruption of supply, the Company entered into a long-term fixed contract for the supply of a portion of our anticipated annual material requirement (see Note 12 to the consolidated financial statements elsewhere herein). Prices under the contract exceed current market prices for tantalum powder. If the forecasted tantalum capacitor demand does not develop or if average capacitor selling prices decline, the tantalum powder purchase commitment could lead to write-offs of excess materials and adjustments to net realizable values.

Long-Term:

We continue to be optimistic for opportunities of long-term growth and profitability beginning in the second half of fiscal 2003 due to: (a) the continued increase as a long-term trend in worldwide demand for electronic components, (b) cost reductions and improvements in our production processes and (c) opportunities for growth in our advanced product line due to advances in component design.

Results of Operations

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Net sales for the year ended March 31, 2002 decreased 52.1% to $1,250.0 million from $2,608.1 million for the year ended March 31, 2001. Passive components sales during the year decreased 52.9% to $1,148.1 million, while connector sales declined 40.1% to $101.9 million. The decrease in revenue for both segments was attributable to the softening in demand across all markets, particularly the telecommunications and information technology hardware industries. In addition, sales during the current period were also depressed as certain customers utilized their existing inventories in order to reduce quantities on hand. The majority of our customers experienced a significant slow-down in the demand for their products in early 2001 which resulted in excess passive component inventory in the industry-wide supply chain. The decline in sales was also a result of lower selling prices for certain commodity related products and the continuation of the trend toward smaller part sizes, which traditionally have lower average selling prices. Geographically, compared to the same period last year, sales in all regions had significant declines. The decrease in demand had a greater effect on domestic sales as customers continue to shift production capability to Asia. Accordingly, sales in North America decreased from 43% of total sales for fiscal 2001 to 35% of total sales for fiscal 2002.

Gross profit for the year ended March 31, 2002 decreased 89.4% to $103.3 million (8.3% of net sales) from $973.8 million (37.3% of net sales) for the year ended March 31, 2001. Despite a reduction in operating expenses, reduced sales, reduced selling prices and lower manufacturing volumes (resulting in reduced cost absorption) negatively impacted gross profit in dollar terms and as a percentage of sales. In addition, higher costs for raw materials, particularly tantalum powder, contributed to the higher cost of sales. Gross profit was also negatively impacted by special charges totaling $32.5 million, primarily relating to inventory write-downs for precious metals, obsolete raw materials and finished goods. The inventory charges are a result of excess quantities on hand due to the sudden and significant decrease in demand and reductions in the net realizable value of such inventory. We currently do not anticipate the inventory subject to the charges will be used at a later date based upon foreseeable demand. The Company continues to focus on improvements in our manufacturing processes and shifting production to low labor cost areas such as Eastern Europe and the Far East. As part of the Company's cost reduction programs, we have shifted the majority of our production of commodity related multi-layer ceramic capacitors from palladium to base metals, such as nickel.

During the year ended March 31, 2002, the Company recorded $24.6 million of restructuring expense as part of a comprehensive plan to reduce operating costs and reorganize its operations in light of the economic downturn. The restructuring costs included $11.1 million for employee severance and benefit costs and $13.5 million for passive component manufacturing and warehousing facility consolidations.

Selling, general and administrative expenses for the year ended March 31, 2002 were $103.7 million (8.3% of net sales), compared with $149.3 million (5.7% of net sales) for the year ended March 31, 2001. The decline in selling, general and administrative expenses, in absolute terms, is primarily due to lower sales commissions to independent manufacturers' representatives ($19.6 million), the reduction in administrative staff headcount and operating expenses ($16.5 million), and lower research and development costs ($4.5 million). The expenses for the year ended March 31, 2002 include a $3.0 million special charge for doubtful customers' receivables. The economic environment led to the receivables due from a few smaller customers to be significantly past due and determined to be uncollectable.

Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new products, processes and technical innovations, were approximately $42.7 million and $56.8 million in fiscal 2002 and 2001, respectively. These costs are reflected in both cost of sales and selling, general and administrative expenses on the income statement. The costs were incurred as we continue to enhance existing product lines, develop new products, convert to the use of base metals in the manufacture of ceramic capacitors and develop high capacitance capacitors.

As a result of the above factors, the loss from operations for the year ended March 31, 2002 was $(25.1) million compared to a profit of $824.5 million for the year ended March 31, 2001.

For the reasons set forth above and higher income tax expenses due to the nondeductability of losses for certain European operations, offset in part by higher interest income on invested cash, the net loss for the year ended March 31, 2002 was $(7.2) million compared to net income of $567.5 million for the year ended March 31, 2001.

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

Net sales for the year ended March 31, 2001 increased 60.0% to $2,608.1 million from $1,630.3 million for the year ended March 31, 2000. Passive components sales during the year increased 62.6% to $2,437.9 million. Increased average selling prices due to demand outpacing supply, coupled with additional units sold and a richer product mix, contributed to the sales growth. Although sales of all product groups increased, ceramic and tantalum surface mount products and advanced products contributed heavily to the growth. Connector sales during the year increased 30.2% to $170.2 million.

Gross profit for the year ended March 31, 2001 increased 186.0% to $973.8 million (37.3% of net sales) from $340.5 million (20.9% of net sales) for the year ended March 31, 2000. The improvement in gross profit in dollar terms and as a percentage of sales can be attributed to the favorable pricing environment. Gross profit was also positively impacted by sales of a richer mix of product that traditionally have higher selling prices and margin. Gross profit continued to be negatively impacted by the cost of palladium, currently a raw material used in the manufacture of certain multi-layer ceramic capacitors. The price we paid for palladium purchased during the year ended March 31, 2001 exceeded the price we paid for an equivalent amount purchased during the prior year by approximately $64.1 million. The Company continued to focus on improvements in our manufacturing processes and shifting production to low labor cost areas such as Eastern Europe and the Far East. As part of the Company's cost reduction programs, we have shifted the majority of our production of commodity related multi-layer ceramic capacitors from palladium to base metals, such as nickel.

Selling, general and administrative expenses for the year ended March 31, 2001 were $149.3 million (5.7% of net sales), compared with $119.3 million (7.3% of net sales) for the year ended March 31, 2000. The decline in selling, general and administrative expenses, as a percentage of sales, was a result of higher sales. The increase in selling general and administrative expenses was mainly attributable to higher sales commissions ($14.5 million increase). Other contributing factors included increases in research and development costs, charitable contributions, goodwill amortization and various selling and administrative costs.

Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new products, processes and technical innovations, were approximately $56.8 million and $51.1 million in fiscal 2001 and 2000, respectively. These costs are presented in both cost of sales and selling, general and administrative expenses on the income statement. The costs were incurred as we continued to enhance existing product lines, develop new products, convert to the use of base metals in the manufacture of ceramic capacitors and develop high capacitance capacitors.

As a result of the above factors, profit from operations for the year ended March 31, 2001 increased to $824.5 million from $221.2 million for the year ended March 31, 2000.

The results for the year ended March 31, 2000 include in other income a benefit of $3.0 million as a result of a settlement for defective materials from a supplier and a $2.4 million gain from the sale of a non-operating asset.

For the reasons set forth above and higher interest income on invested cash, net income for the year ended March 31, 2001 increased to $567.5 million (21.8% of net sales) from $156.9 million (9.6% of net sales) for the year ended March 31, 2000.

Financial Condition

Liquidity and Capital Resources

Our liquidity needs arise primarily from working capital requirements, dividends, capital expenditures and acquisitions. Historically, we have satisfied our liquidity requirements through internally generated funds. As of March 31, 2002, we had a current ratio of 5.91 to 1, $681.5 million of cash, cash equivalents and long-term investments, $1,476.0 million of stockholders' equity and an insignificant amount of debt.

Net cash from operating activities was $178.2 million for the year ended March 31, 2000, $584.8 million for the year ended March 31, 2001 and $302.2 million for the year ended March 31, 2002.

Purchases of property and equipment were $172.4 million in fiscal 2000, $227.3 million in fiscal 2001 and $75.4 million in fiscal 2002. These expenditures related to expanding the production capabilities of the passive component and connector product lines, as well as the implementation of lower cost manufacturing processes. The carrying value for our equipment reflects the fact that depreciation expense for machinery and equipment is generally computed using the accelerated double-declining balance method. We continue to add additional capacity for advanced and specialty products and expect to incur capital expenditures at or near fiscal 2002 levels during fiscal 2003.

During fiscal 1998, we purchased a 41% interest in the research and development company, Electro-Chemical Research Ltd. (ECR). We made a further investment of $2.2 million in May 2000 for an additional 10% interest in ECR. We currently own 57% of ECR's outstanding shares. ECR has developed and patented a technology for high capacity electrical storage devices.

Although the majority of our funding is internally generated, certain of our European subsidiaries have from time to time borrowed German deutsche marks, French francs and Euros under various bank agreements. At March 31, 2002, outstanding balances under such agreements totaled $15.3 million. These borrowings have been used for regional working capital requirements and to repay other outstanding obligations.

In fiscal 2000, 2001 and 2002 dividends of $23.0 million, $24.5 million and $26.2 million, respectively, were paid to stockholders.

Pursuant to a previously authorized stock repurchase program, we were authorized to purchase up to 4,406,700 shares of our common stock. We purchased 3,858,200 shares at a cost of $31.7 million during fiscal 1999 and purchased 548,500 shares at a cost of $14.6 million during fiscal 2001. On April 19, 2001, the Board of Directors of the Company authorized the repurchase of up to 5 million additional shares of our common stock from time to time in the open market. Under this program we purchased 581,200 shares at a cost of $10.3 million during fiscal 2002. The repurchased shares are held as treasury stock and are available for general corporate purposes.

We have established reserves for our projected share of costs associated with the remediation of, and compliance with, environmental matters at various sites. Adjustments to such provisions and related expenditures have not been material in any of the years ended March 31, 2000, 2001 or 2002.

Based on our financial condition as of March 31, 2002, we believe that cash on hand and expected to be generated from operating activities will be sufficient to satisfy our anticipated financing needs for working capital, capital expenditures, environmental clean-up costs, research, development and engineering expenses, any dividends and any stock repurchases during the next year. Refer to Note 12 to the Company's consolidated financial statements elsewhere herein for additional commitment information. The Company does not anticipate any significant changes in its ability to generate or meet its liquidity needs in the long-term.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon the Company's consolidated financial statements and the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, bad debts, inventories, property and equipment, goodwill, restructuring costs, income taxes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

The Company has identified the policies below as critical to our business operations and the understanding of our results of operations. Our significant accounting policies are summarized in Note 1 of our consolidated financial statements.

Revenue Recognition

All of our products are built to specification and tested by AVX for adherence to such specification before shipment to customers. The Company ships products to customers based upon firm orders. Revenue is recognized upon transfer of title of the products and assessment of collectability. Certain sales to distributors are under terms that allow the Company to grant price protection to such distributors for actual sales at prices below anticipated sales prices. A portion of sales is made to distributors under agreements allowing limited rights of return within a six-month period. The Company provides an allowance for distributor adjustments based on historical experience and managements' estimates of the potential impact of the economic climate. The Company's revenue recognition policies are consistent with the guidance in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

Accounts Receivable

We report provisions for distributors' adjustments as a reduction in revenue and provisions for bad debts as a component of selling expenses. We review specific accounts for collectability based upon circumstances known to us at the date of our financial statements. In addition, we maintain general reserves based upon historical billing adjustments and write-offs. These estimates are based upon historical discounts, concessions, bad debts, customer concentrations, changes in customer creditworthiness and current economic trends. During fiscal 2002, the Company recognized a $3.0 million special charge for doubtful customers' receivables, as the economic environment caused the receivables due from a few smaller customers to be significantly past due and deemed uncollectable.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead. The valuation of inventory requires the Company to estimate net realizable value. The Company writes down its inventory for estimated obsolescence or the lesser of cost or market value.

During the year ended March 31, 2002, the Company recorded a $22.4 million charge for the write down of palladium. Palladium, a precious metal currently used in the manufacture of a small portion of our multi-layer ceramic capacitors, is purchased in the form of palladium sponge or ingot. Due to the sudden and significant decrease in demand and the ongoing conversion to base metal production, palladium inventory levels exceeded our foreseeable demand. Future declines in palladium prices will have an adverse effect on the carrying value of our remaining excess raw material inventory.

Tantalum powder is a principal material used in the manufacture of solid tantalum capacitors. A portion of our annual material requirement is purchased under long-term fixed contracts at prices that are subject to periodic adjustment. If forecasted demand does not develop or average capacitor selling prices decline, the purchase commitments could lead to write-offs of excess materials and adjustments to net realizable values.

Property and Equipment and Other Assets

Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy can result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of property and equipment should be shortened, the Company would depreciate the net book value in excess of the salvage value, over its revised remaining useful life thereby increasing depreciation expense. Factors such as changes in the planned use of fixtures or software or closing of facilities could result in shortened useful lives.

Long-lived assets, including fixed assets and goodwill are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the discounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Restructuring

During fiscal 2002, we recorded charges in connection with restructuring and facility consolidations. See Note 4 to our consolidated financial statements for further discussion. At the date we approve a restructuring plan and satisfy other required criteria, we establish a liability for the estimated costs associated with that restructuring plan. Until the plan activities are completed, the actual cost may differ from our estimate. We use judgments and information available to us at the date of the financial statements to reevaluate our initial estimate of the plan costs. If circumstances change and our previous estimates are no longer accurate, we adjust the reserve with a corresponding increase or decrease to current period earnings.

Income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. This process involves management estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The Company must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. With any establishment of a valuation allowance, or increases to the allowance in a period, an expense is recorded within the tax provision in the consolidated statement of income.

The Company has recorded valuation allowances due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which the Company operates and the period over which our deferred tax assets will be recoverable.

Contingencies

We are subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which we operate. Based on our periodic review of the operating policies and practices at all of our facilities, we believe that our operations currently comply, in all material respects, with all of these laws and regulations. Regarding sites identified by the EPA at which remediation is required, the Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of non-environmentally safe waste, the total cost of remediation and the financial viability of other companies having liability. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operation and the number of past users, management believes that it has adequate reserves with respect to these matters.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued and amended Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted SFAS No. 133 for the quarter ended June 30, 2001. The adoption of SFAS No. 133 did not have a material effect on the Company's results of operations or financial condition.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 establishes rules governing business combinations and SFAS No. 142 establishes rules governing the treatment of recognized goodwill and intangible assets. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. The application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in income before taxes of $5.6 million for fiscal 2003. Our preliminary transitional test of the impairment of goodwill does not lead us to believe there would be a resulting impairment charge. If facts and circumstances change and an impairment charge would be required, the resulting charge would be recorded during the six month transition period as a cumulative effect of a change in accounting principle. After the transition period, any potential future impairment would be recorded as part of profit from operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes accounting and reporting standards for the impairment and disposition of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 for the fiscal year beginning April 1, 2002, and is currently evaluating this standard and the impact it will have on the consolidated financial statements.

Relationship With Kyocera and Related Transactions

Kyocera is the majority stockholder of AVX. As of June 21, 2002, Kyocera owned beneficially and of record 121,800,000 shares of common stock, representing approximately 70% of our outstanding shares.

From January 1990 through August 15, 1995, AVX was wholly-owned by Kyocera. On August 15, 1995, Kyocera sold 22.9%, or 39,300,000 shares of AVX's common stock, and AVX sold an additional 4,400,000 common shares, in a public offering. In February 2000, Kyocera sold an additional 10,500,000 shares of its AVX common stock. AVX did not receive any of the proceeds from the February 2000 offering.

Since January 1990, Kyocera and AVX have engaged in a significant number and variety of related party transactions, including, without limitation, the transactions referred to in Note 14 to the Company's consolidated financial statements elsewhere herein. AVX also has established several ongoing arrangements with Kyocera and has executed several agreements, the more significant of which are described below. Except for the Buzzer Assembly Agreement, each of the agreements described below contains provisions requiring that the terms of any transaction under such agreement be equivalent to that to which an independent unrelated party would agree at arm's-length and is subject to the approval of the Special Advisory Committee of the AVX Board of Directors. The Special Advisory Committee is comprised of the independent directors of AVX and is required to review and approve such agreements and any other significant transactions between AVX and Kyocera not covered by such agreements.

Products Supply and Distribution Agreement. Pursuant to the Products Supply and Distribution Agreement (the "Distribution Agreement") (i) AVX will act as the non-exclusive distributor of certain Kyocera-manufactured products in certain territories outside of Japan, and (ii) Kyocera will act as the non-exclusive distributor of certain AVX-manufactured products within Japan. The Distribution Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least three months prior written notice.

Disclosure and Option to License Agreement. Pursuant to the Disclosure and Option to License Agreement (the "License Agreement"), AVX and Kyocera exchange confidential information relating to the development and manufacture of multi-layered ceramic capacitors and various other ceramic products as well as the license of technologies in certain circumstances. The expiration date of the License Agreement is March 31, 2005.

Materials Supply Agreement. Pursuant to the Materials Supply Agreement (the "Supply Agreement"), AVX and Kyocera will from time to time supply the other party with certain raw and semi-processed materials used in the manufacture of ceramic capacitors and other ceramic products. The Supply Agreement will expire on March 31, 2005.

Buzzer Assembly Agreement. Pursuant to the Buzzer Assembly Agreement (the "Buzzer Agreement"), AVX assembles certain electronic components for Kyocera in AVX's Juarez, Mexico facility. Kyocera pays AVX a fixed cost mutually agreed upon by the parties for each component assembled plus a profit margin. The Buzzer Agreement has automatic one-year renewals, subject to the right of either party to terminate upon six months written notice.

Machinery and Equipment Purchase Agreement. Pursuant to the Machinery and Equipment Purchase Agreement (the "Machinery Purchase Agreement"), AVX and Kyocera will from time to time design and manufacture for the other party certain equipment and machinery of a proprietary and confidential nature used in the manufacture of capacitors and other electrical components. The Machinery Purchase Agreement will terminate on March 31, 2005.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency

Our European sales, which accounted for approximately 29% of fiscal 2002 sales, generally are denominated in local currencies, while those in North America and Asia generally are denominated in U.S. dollars. Also, certain manufacturing and operating costs denominated in local currencies are incurred in Europe, Asia, Mexico and Central and South America. As a result, fluctuations in currency exchange rates affect our operating results and cash flow. In order to minimize the effect of movements in currency exchange rates, we periodically enter into forward exchange contracts to hedge external and intercompany foreign currency transactions. We do not hold or issue derivative financial instruments for speculative purposes. Currency exchange gains and losses have been immaterial during the periods presented.

Assuming a 10% hypothetical adverse change in all European currencies against the U.S. dollar, with the resulting functional currency gains and losses translated into U.S. dollars at the spot rate, the resulting net loss would have an estimated $6.4 million impact on income before income taxes.

Materials

We are at risk to fluctuations in prices for commodities used to manufacture our products, primarily palladium and tantalum.

Palladium, a precious metal currently used in the manufacture of a small portion of our multi-layer ceramic capacitors, is primarily purchased from various companies in the form of palladium sponge and ingot. The main areas of mining of palladium are in Russia and South Africa. Palladium is considered a commodity and is subject to price volatility and has fluctuated in a range of approximately $280 to $1,090 per troy ounce during the past three years. The market price was $388 per troy ounce at March 31, 2002. We have addressed our use of palladium by (i) adjusting the manufacturing process for the parts made with palladium to reduce the amount of the precious metal used in each part, and (ii) substituting base metals, such as nickel, in the production of multi-layer ceramic capacitors. The majority of our produced commodity related ceramic capacitors are currently manufactured using nickel.

The Company accumulated palladium inventories during the prior fiscal year based upon customer forecasted demand. Due to the sudden and significant decrease in demand and the ongoing conversion to nickel, palladium inventory levels exceeded our forecasted quantity requirements. As a result, the Company recorded a write-down of excess raw material to net realizable value during fiscal 2002. Future declines in palladium prices will have an adverse effect on the carrying value of our remaining excess palladium inventory.

Tantalum powder is a principal material used in the manufacture of solid tantalum capacitors. This product is purchased under contracts through suppliers from various parts of the world at prices that are subject to periodic adjustment. A portion of our annual material requirement is purchased under long-term fixed contracts at prices that are subject to periodic adjustment. Tantalum ore prices have fluctuated in a range of $25 to $240 per pound during the last three years. The market price was approximately $30 per pound at March 31, 2002. If forecasted demand does not develop or if average capacitor selling prices decline, the purchase commitments could lead to write-offs of excess materials and adjustments to net realizable values.

Market for the Registrant's Common Equity and Related Stockholder Matters

Market for Common Stock

Our common stock is listed on the New York Stock Exchange and trades under the symbol "AVX." At May 24, 2002, there were approximately 525 holders of record of the Company's common stock. In addition, there were numerous beneficial holders of the common stock, representing persons whose stock is in nominee or "street name" accounts through brokers. The following presents the high and low sale prices for our common stock on the New York Stock Exchange and the dividends declared per common share for each quarter for the last two fiscal years ended March 31, 2002. Future dividends, if any, will depend on the Company's future profitability and anticipated operating cash requirements.

	Common Stock Price Range 2001		Common Stock Price Range 2002		Dividends Declared Per Share	
	High	Low	High	Low	2001	2002
First Quarter	$50.00	$20.50	$21.18	$15.75	$ 0.0350	$ 0.0375
Second Quarter	31.75	20.75	24.45	14.51	0.0350	0.0375
Third Quarter	29.88	15.13	24.15	15.40	0.0350	0.0375
Fourth Quarter	23.44	15.13	25.40	17.55	0.0375	0.0375

Stock Split

On April 20, 2000, the Board of Directors approved a 2-for-1 stock split of our common stock effected in the form of a 100% stock dividend. The additional common stock was distributed on June 1, 2000 to holders of record on May 15, 2000. The above references and all references in this report to the number of shares, per share amounts, and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

AVX Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share data)

March 31,	2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 496,186	$ 601,910
Accounts receivable:		
Trade	294,376	124,215
Affiliates	11,991	4,998
Inventories	486,613	354,618
Deferred income taxes	23,386	33,610
Prepaid and other	42,734	31,517
Total current assets	1,355,286	1,150,868
Long-term investments in securities	–	79,627
Property and equipment:		
Land	14,897	19,741
Buildings and improvements	186,051	198,575
Machinery and equipment	899,140	963,999
Construction in progress	52,801	19,645
	1,152,889	1,201,960
Accumulated depreciation	(706,842)	(819,389)
	446,047	382,571
Goodwill, net	72,909	67,313
Other assets	10,856	11,220
Total Assets	$1,885,098	$ 1,691,599
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term bank debt	$ 10,817	$ 3,927
Current maturities of long-term debt	1,356	11,406
Accounts payable:		
Trade	86,652	62,149
Affiliates	58,608	35,499
Income taxes payable	96,431	13,965
Accrued payroll and benefits	51,659	31,413
Accrued expenses	38,010	36,318
Total current liabilities	343,533	194,677
Long-term debt	13,722	–
Deferred income taxes	5,095	2,516
Other liabilities	17,714	18,371
Total Liabilities	380,064	215,564
Commitments and contingencies (Notes 12 and 16)		
Stockholders' Equity:		
Preferred stock, par value $.01 per share:		
Authorized, 20,000 shares; None issued and outstanding	–	–
Common stock, par value $.01 per share:		
Authorized, 300,000 shares; issued and outstanding, 176,368 shares for 2001 and 2002, respectively	1,764	1,764
Additional paid-in capital	344,905	343,868
Retained earnings	1,218,308	1,184,875
Accumulated other comprehensive income (loss)	(36,937)	(29,177)
Common stock in treasury, at cost, 1,666 and 1,689 shares for 2001 and 2002, respectively	(23,006)	(25,295)
Total Stockholders' Equity	1,505,034	1,476,035
Total Liabilities and Stockholders' Equity	$1,885,098	$1,691,599

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)

Years Ended March 31,	2000	2001	2002
Net sales	$ 1,630,273	$ 2,608,113	$ 1,249,980
Cost of sales	1,289,743	1,634,297	1,146,662
Gross profit	340,530	973,816	103,318
Selling, general and administrative expenses	119,299	149,268	103,741
Restructuring charges	–	–	24,646
Profit (loss) from operations	221,231	824,548	(25,069)
Other income (expense):			
Interest income	8,671	17,394	18,114
Interest expense	(1,868)	(2,320)	(1,851)
Other, net	4,092	1,638	1,800
Income (loss) before income taxes	232,126	841,260	(7,006)
Provision for income taxes	75,194	273,723	226
Net income (loss)	$ 156,932	$ 567,537	$ (7,232)
Income (loss) per share:			
Basic	$ 0.90	$ 3.25	$ (0.04)
Diluted	$ 0.90	$ 3.22	$ (0.04)
Weighted average common shares outstanding:			
Basic	173,423.8	174,753.8	174,684.0
Diluted	174,976.8	176,469.2	174,684.0

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock Number of Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, March 31, 1999	172,510	$1,764	$(31,747)	$324,146	$ 541,267	$ (4,789)	$ 830,641	
Net income					156,932		156,932	$ 156,932
Other comprehensive income (loss)						(9,989)	(9,989)	(9,989)
Dividends					(22,965)		(22,965)	
Stock option activity	1,983		16,067	6,208			22,275	
Tax benefit of stock option exercises				5,127			5,127	
Balance, March 31, 2000	174,493	1,764	(15,680)	335,481	675,234	(14,778)	982,021	$ 146,943
Net income					567,537		567,537	$ 567,537
Other comprehensive income (loss)						(22,159)	(22,159)	(22,159)
Dividends					(24,463)		(24,463)	
Stock option activity	757		7,263	1,660			8,923	
Tax benefit of stock option exercises				7,764			7,764	
Treasury stock purchased	(548)		(14,589)				(14,589)	
Balance, March 31, 2001	174,702	1,764	(23,006)	344,905	1,218,308	(36,937)	1,505,034	$ 545,378
Net income (loss)					(7,232)		(7,232)	$ (7,232)
Other comprehensive income (loss)						7,760	7,760	7,760
Dividends					(26,201)		(26,201)	
Stock option activity	558		8,003	(2,882)			5,121	
Tax benefit of stock option exercises				1,845			1,845	
Treasury stock purchased	(581)		(10,292)				(10,292)	
Balance, March 31, 2002	174,679	$1,764	$(25,295)	$343,868	$1,184,875	$ (29,177)	$1,476,035	$ 528

See accompanying notes to consolidated financial statements.

AVX Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Years Ended March 31,	2000	2001	2002
Operating Activities:			
Net income (loss)	$ 156,932	$ 567,537	$ (7,232)
Adjustment to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	99,250	135,860	138,501
Non-cash restructuring and special charges	–	–	44,295
Deferred income taxes	(395)	(2,116)	(12,803)
Changes in operating assets and liabilities, net of effects of business acquired:			
Accounts receivable	(95,790)	(69,266)	171,290
Inventories	(83,627)	(142,577)	96,435
Accounts payable and accrued expenses	70,955	13,944	(69,973)
Income taxes payable	30,743	68,955	(80,779)
Other assets and liabilities	112	12,448	22,425
Net cash from operating activities	178,180	584,785	302,159
Investing Activities:			
Purchases of property and equipment	(172,421)	(227,342)	(75,445)
Business acquired, net of cash acquired	–	(1,870)	–
Purchase of investment securities	–	–	(79,627)
Other	(1,154)	(469)	(90)
Loan to investee	(2,055)	–	–
Net cash used in investing activities	(175,630)	(229,681)	(155,162)
Financing Activities:			
Proceeds from issuance of debt	17,513	2,719	739
Repayment of debt	(16,239)	(5,078)	(10,388)
Dividends paid	(22,965)	(24,463)	(26,201)
Purchase of treasury stock	–	(14,589)	(10,292)
Exercise of stock options	22,275	7,990	5,022
Net cash from (used in) financing activities	584	(33,421)	(41,120)
Effect of exchange rate on cash	(586)	(1,151)	(153)
Increase (decrease) in cash and cash equivalents	2,548	320,532	105,724
Cash and cash equivalents at beginning of period	173,106	175,654	496,186
Cash and cash equivalents at end of period	$ 175,654	$ 496,186	$ 601,910

See accompanying notes to consolidated financial statements.

(in thousands, except share data)

1. Summary of Significant Accounting Policies:

General:

AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and interconnect products. The consolidated financial statements of AVX Corporation and its subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Other investments for which the Company does not control the financial and operational direction are either accounted for using the equity method or are recorded at cost.

From January 1990 through August 15, 1995, the Company was wholly-owned by Kyocera Corporation ("Kyocera"). On August 15, 1995, Kyocera sold 22.9%, or 39,300,000 of the Company's common shares, and the Company sold an additional 4,400,000 common shares, in a public offering. In February 2000, Kyocera sold an additional 10,500,000 shares of AVX common stock. Kyocera currently owns approximately 70% of the Company's outstanding common shares. AVX did not receive any of the proceeds from the February 2000 offering.

Stock Split:

On April 20, 2000, the Board of Directors approved a 2-for-1 stock split of our common stock effected in the form of a 100% stock dividend. The additional common stock was distributed on June 1, 2000 to holders of record on May 15, 2000. All references in this report to the number of shares, per share amounts, and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead.

Investments:

Debt securities that AVX has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Property and Equipment:

Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements–10 to 31.5 years, and machinery and equipment–3 to 10 years. Depreciation expense was $94,972, $129,882 and $132,908 for the years ended March 31, 2000, 2001 and 2002, respectively.

The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

Goodwill:

Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition. Any excess of purchase price over such fair value ("Goodwill") is amortized on a straight-line basis over periods ranging from 5 to 40 years. The accumulated amortization as of March 31, 2001 and 2002 was $33,228 and $38,821, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated future discounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

Income Taxes:

Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized when it is considered more likely than not that the full benefit of such tax assets will not be realized. The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 2002, the amount of U.S. taxes on such undistributed earnings would have been approximately $93,742.

Foreign Currency Activity:

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of accumulated comprehensive income.

The Company enters into foreign currency exchange contracts and swaps to manage exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions. These exchange agreements generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

Revenue Recognition and Accounts Receivable:

All of our products are built to specification and tested by AVX for adherence to such specification before shipment to customers. The Company ships products to customers based upon firm orders. Shipping and handling costs are included in costs of products sold. Revenue is recognized upon transfer of title of the products and assessment of collectability. Certain sales to distributors are under terms that allow the Company to grant price protection to such distributors for actual sales at prices below anticipated sales prices. A portion of sales is made to distributors under agreements allowing limited rights of return within a six-month period. The Company provides an allowance for distributor adjustments based on historical experience.

We report provisions for distributors' adjustments as a reduction in revenue and provisions for bad debts as a component of selling expenses. We review specific accounts for collectability based upon circumstances known to us at the date of our financial statements. In addition, we maintain general reserves based upon historical billing adjustments and write-offs. These estimates are based upon historical discounts, concessions, bad debts, customer concentrations, customer creditworthiness and current economic trends. During fiscal 2002, the Company recognized a $3,000 special charge for doubtful customers' receivables, as the economic environment caused the receivables due from a few smaller customers to be significantly past due and determined to be uncollectable.

Grants:

The Company receives employment and research grants from various non-US governmental agencies which are recognized in earnings in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense.

Use of Estimates:

The consolidated financial statements are prepared on the basis of generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at March 31, 2001 and 2002 and reported amounts of revenues and expenses for each of the three years in the period ended March 31, 2002. Actual results could differ from those estimates and assumptions.

Research, Development and Engineering:

Research, development and engineering expenses totaled approximately $51,143, $56,773 and $42,678 for the years ended March 31, 2000, 2001 and 2002, respectively, while research and development expenses included in these amounts totaled approximately $22,926, $26,114 and $21,181 for the years ended March 31, 2000, 2001 and 2002, respectively. Research and development expenditures are expensed when incurred.

Stock-Based Compensation:

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, allows companies to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. The Company has chosen to continue to account for stock-based compensation using the method whereby compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Treasury Stock:

In January 1998, the Company's Board of Directors approved a stock repurchase program whereby up to 4,406,700 shares of common stock could be purchased from time to time at the discretion of management. Accordingly, 3,858,200 shares were purchased during the year ended March 31, 1999 and 548,500 shares were purchased during the year ended March 31, 2001, completing the program. In April 2001, the Company's Board of Directors approved a stock repurchase program whereby up to 5,000,000 additional shares of common stock could be purchased from time to time at the discretion of management. Accordingly, 581,200 shares were purchased during the year ended March 31, 2002. As of March 31, 2002, the Company had in treasury 1,688,532 common shares at a cost of $25,295. The repurchased shares are held as treasury stock and are available for general corporate purposes.

Commitments and Contingencies:

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

New Accounting Standards:

The Financial Accounting Standards Board has issued and amended Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted SFAS No. 133 for the quarter ended June 30, 2001. The adoption of SFAS No. 133 did not have a material effect on the Company's results of operations or financial condition.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 establishes rules governing business combinations and SFAS No. 142 establishes rules governing the treatment of recognized goodwill and intangible assets. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. The application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in income before taxes of $5,600 for fiscal 2003. Our preliminary transitional test of the impairment of goodwill does not lead us to believe there would be a resulting impairment charge. If facts and circumstances change and an impairment charge would be required, the resulting charge would be recorded during the six month transition period as a cumulative effect of a change in accounting principle. After the transition period, any potential future impairment would be recorded as part of profit from operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes accounting and reporting standards for the impairment and disposition of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 for the fiscal year beginning April 1, 2002, and is currently evaluating this standard and the impact it will have on the consolidated financial statements.

2. Earnings Per Share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the dilutive effect of potential common stock equivalents during the period.

The basic weighted average number of shares of common stock outstanding for the period were 173,423,754, 174,753,801 and 174,683,987 for the years ended March 31, 2000, 2001 and 2002, respectively.

The diluted weighted average number of shares of common stock and potential common stock equivalents outstanding for the period were 174,976,840, 176,469,238 and 174,683,987 for the years ended March 31, 2000, 2001 and 2002, respectively. Stock options are the only common stock equivalents and are therefore considered in the diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

Common stock equivalents not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock were 94,647 and 322,457 for the fiscal years ended March 31, 2001 and 2002, respectively. There were none in fiscal year 2000 because the average market price was higher than the exercise prices of all outstanding options. Common stock equivalents not included in the computation of diluted earnings per share because the effect would have been antidilutive were 1,264,405 for the year ended March 31, 2002.

3. Comprehensive Income:

Comprehensive income for the years ended March 31, 2000, 2001 and 2002, includes the following components:

	2000	2001	2002
Net income (loss)	$156,932	$567,537	$ (7,232)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(9,989)	(22,159)	7,698
Foreign currency cash flow hedges	–	–	62
Comprehensive income	$146,943	$545,378	$ 528

The accumulated balance of comprehensive income (loss), as of March 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Balance at beginning of period	$ (4,789)	$ (14,778)	$ (36,937)
Foreign currency translation adjustment	(9,989)	(22,159)	7,698
Foreign currency cash flow hedges	–	–	62
Balance at end of period	$ (14,778)	$ (36,937)	$ (29,177)

4. Restructuring and Special Charges:

The Company incurred $24,646 of restructuring expense for the year ended March 31, 2002. The restructuring costs included $11,146 for employee separations covering 6,100 production, technical, administrative and support employees in all geographic regions, and $13,500 relating to the consolidation of passive component manufacturing and warehousing operations in the United States and Europe. The costs include future purchase and lease commitments and the write-down to net realizable value of equipment and inventories.

Since March 31, 2001, the Company has eliminated approximately 5,560 positions worldwide or 30% of the labor force. As of March 31, 2002, $4,720 of severance costs have been paid. The remaining accrual of $6,426 includes $1,130 of long-term payments to be paid under an early retirement program, while the remainder is expected to be paid during the next fiscal year.

The Company recorded special charges, in cost of goods sold, totaling $32,460 for the year ended March 31, 2002. Included in these costs were charges for excess and obsolete inventories, of which $22,410 related to precious metals and $10,050 related to other raw materials and finished goods. We currently do not anticipate that inventory subject to the provisions will be used at a later date based upon forecasted demand.

Palladium, a precious metal used in the manufacture of a portion of our multi-layer ceramic capacitors, is purchased in the form of palladium sponge or ingot. The Company accumulated inventories during the prior fiscal year based upon customer forecasted demand. Due to the sudden and significant decrease in demand and the ongoing conversion to base metal production, inventory levels exceeded our forecasted quantity requirements. As a result, the Company recorded a write-down of excess raw material to net realizable value in the year ended March 31, 2002. The remaining raw materials and finished goods charges resulted from the reduced forecasted demand and obsolescence because of the base metal conversion programs.

Included in selling, general and administrative expenses was a special charge of $3,000 for doubtful customers' receivables, as the economic environment caused the receivables due from a few smaller customers to be significantly past due and determined to be uncollectable.

5. Accounts Receivable:

Accounts receivable at March 31 consisted of:

	2001	2002
Trade	$ 331,831	$ 167,914
Less: allowances for doubtful accounts, sales returns, distributor adjustments and discounts	(37,455)	(43,699)
	$ 294,376	$ 124,215

Charges related to allowances for doubtful accounts are charged to selling, general and administrative expenses. Charges related to returns, distributor adjustments and discounts are reported as deductions from revenue. The total combined charges which primarily relate to distributor adjustments were approximately $82,323, $72,531 and $97,748, and applications to such allowances were approximately $84,135, $65,974 and $91,513 for the years ended March 31, 2000, 2001 and 2002, respectively.

6. Inventories:

Inventories at March 31 consisted of:

	2001	2002
Finished goods	$168,318	$ 90,181
Work in process	115,894	88,715
Raw materials and supplies	202,401	175,722
	$486,613	$354,618

7. Financial Instruments and Investments in Securities:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 2002, the Company believes that its credit risk exposure is not significant.

As of March 31, 2002, all investments in debt securities and time deposits held by the Company were classified as long-term held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity (all greater than 1 year outstanding). The Company did not hold any long-term investments in securities as of March 31, 2001. Investments in held-to-maturity securities, recorded at amortized cost, were as follows at March 31, 2002:

Due in 1 to 5 years	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency securities	$49,627	$ –	$(204)	$49,423
Time deposits	30,000	–	–	30,000
	$79,627	$ –	$(204)	$79,423

The fair values were estimated based on quoted market prices or pricing models using current market rates.

8. Debt:

Long-term debt at March 31 consisted of:

	2001	2002
Euro loans at 3.80%-3.86% due through 2003	$15,078	$11,406
Less - current maturities	1,356	11,406
	$13,722	$ –

At March 31, 2002, current maturities of long-term debt consisted of a 10.0 million Euro loan and a 3.1 million Euro loan which had effective rates of 3.86% and 3.80%, respectively.

Short-term bank debt at March 31, 2002, consisted of working capital bank facilities of 7.6 million Euros and 6.8 million Euros bearing interest at market rates (4.21% as of March 31, 2002).

All of the debt mentioned above is unsecured. Interest paid totaled $1,322, $1,445 and $1,179 during the years ended March 31, 2000, 2001 and 2002, respectively.

9. Income Taxes:

For financial reporting purposes, after adjustments for certain corporate items, income (loss) before income taxes includes the following components:

Years Ended March 31,	2000	2001	2002
Domestic	$ 82,253	$377,738	$(27,485)
Foreign	149,873	463,522	20,479
	$232,126	$841,260	$ (7,006)

The provision (benefit) for income taxes consisted of:

Years Ended March 31,	2000	2001	2002
Current:			
Federal/State	$34,259	$152,516	$ (1,219)
Foreign	42,623	123,206	14,417
	76,882	275,722	13,198
Deferred:			
Federal/State	(1,036)	2,566	(8,603)
Foreign	(652)	(4,565)	(4,369)
	(1,688)	(1,999)	(12,972)
	$75,194	$273,723	$ 226

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

March 31,	2001		2002	
	Assets	Liabilities	Assets	Liabilities
Current:				
Sales and receivable allowances	$ 9,681	$ --	$12,975	$ --
Inventory reserves	4,106	--	8,301	--
Accrued expenses	9,599	--	12,334	--
Total Current	$23,386	$ --	$33,610	$ --
Non-current:				
Property and equipment depreciation	$ 2,625	$ 6,409	$ 4,995	$ 8,332
Accrued expenses	588	1,932	(290)	726
Other	--	6,124	--	2,851
Foreign income tax loss carryforwards	28,200	--	33,974	--
	31,413	14,465	38,679	11,909
Valuation allowance	(22,043)	--	(29,286)	--
Total Non-current	$ 9,370	$14,465	$ 9,393	$11,909

A reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as follows:

Years Ended March 31,	2000	2001	2002
U.S. Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal benefit	1.5	1.7	(46.1)
Taxes at different tax rates on foreign earnings	(9.5)	(4.6)	62.3
Change in valuation allowance	4.7	(0.6)	(103.4)
Other, net	0.7	1.0	49.0
Effective tax rate	32.4%	32.5%	(3.2)%

At March 31, 2002, certain of the Company's foreign subsidiaries in France, Germany, Malaysia and Taiwan had tax net operating loss carryforwards totaling approximately $100,131, most with no expiration date. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions. There is greater likelihood of not realizing the future tax benefits of these net operating losses in France, Malaysia and Taiwan since these losses must be used to offset future taxable income of those subsidiaries and are not available to offset taxable income of other subsidiaries located in those countries. The valuation allowance decreased $5,415 during the year ended March 31, 2001 as a result of the utilization of certain net operating losses and increased $7,243 during the year ended March 31, 2002 as a result of increases in the net operating losses of the subsidiaries mentioned above.

Income taxes paid totaled $44,785, $210,270 and $103,748 during the years ended March 31, 2000, 2001 and 2002, respectively.

10. Employee Retirement Plans:

Pension Plans:

The Company sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. The Company's pension plans for certain European employees provide for benefits based on a percentage of final pay. The Company's funding policy is to contribute the statutory required amount to the appropriate trust or government funds.

The change in the benefit obligation and plan assets of the U.S. and non-U.S. defined benefit plans for 2001 and 2002 were as follows:

	U.S. Plans		International Plans	
Years Ended March 31,	**2001**	**2002**	**2001**	**2002**
Change in benefit obligation:				
Benefit obligation at beginning of year	$21,471	$21,491	$61,476	$68,284
Service cost	313	333	1,451	1,647
Interest cost	1,548	1,563	3,926	3,861
Plan participants' contributions	–	–	798	647
Actuarial loss (gain)	132	630	3,254	(7,942)
Benefits paid	(1,973)	(1,477)	(1,732)	(2,742)
Amendments	–	120	–	–
Foreign currency exchange rate changes	–	–	(889)	(4,369)
Benefit obligation at end of year	21,491	22,660	68,284	59,386
Change in plan assets:				
Fair value of plan assets at beginning of year	25,055	25,463	65,323	64,421
Actual return on assets	2,381	(409)	(1,070)	(4,761)
Employer contributions	–	–	1,314	1,232
Plan participants' contributions	–	–	798	647
Benefits paid	(1,973)	(1,477)	(1,732)	(2,742)
Foreign currency exchange rate changes	–	–	–	(4,032)
Other expenses	–	–	(212)	(148)
Fair value of plan assets at end of year	25,463	23,577	64,421	54,617
Funded status	3,972	917	(3,863)	(4,769)
Unrecognized actuary loss (gain)	(4,767)	(1,696)	4,187	4,647
Unrecognized prior service cost	130	218	320	251
Unrecognized transition obligation	22	–	13	–
Prepaid (accrued) benefit cost	$ (643)	$ (561)	$ 657	$ 129

The Company's assumptions used in determining the pension assets (liabilities) shown were as follows:

March 31,	**2000**	**2001**	**2002**
Assumptions:			
Discount rates	6.25-7.5%	6.0-7.5%	6.0-7.3%
Increase in compensation	2.5-4.0%	2.5-4.0%	3.0-4.0%
Expected long-term rate of return on plan assets	8.0-9.0%	6.5-9.0%	7.0-9.0%

Net pension cost related to these pension plans include the following components:

Years Ended March 31,	**2000**	**2001**	**2002**
Service cost	$ 1,921	$ 1,764	$ 1,980
Interest cost	4,926	5,474	5,424
Expected return on plan assets	(6,493)	(7,400)	(6,186)
Amortization of prior service cost	75	75	82
Amortization of transition obligation	42	43	22
Recognized actuarial loss (gain)	(144)	(234)	(126)
Net periodic pension cost (income)	$ 327	$ (278)	$ 1,196

The projected benefit obligation and accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were as follows.

March 31,	2001	2002
Projected benefit obligation	$23,281	$14,138
Accumulated benefit obligation	22,814	13,976
Fair value of plan assets	17,333	8,898

Savings Plans:

The Company sponsors retirement savings plans which allow eligible employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans in the United States and Europe for the years ended March 31, 2000, 2001 and 2002 were approximately $6,268, $7,213 and $6,165, respectively.

The Company sponsors nonqualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, with the investments held in separate trusts. The value of the participant's balance fluctuates based on the performance of the investments. At March 31, 2002, the market value of the trusts, $5,825, is included as an asset and a liability of the Company in the accompanying balance sheet because the trusts' assets are available to AVX's general creditors in the event of the Company's insolvency.

11. Stock Based Compensation:

The Company has two fixed option plans. Under the 1995 Stock Option Plan, as amended, the Company may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors' Stock Option Plan, as amended, the Company may grant options for the purchase of up to an aggregate of 500,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options currently outstanding under the 1995 Stock Option Plan vest as to 25% annually and options granted under the Non-Employee Directors' Stock Option Plan vest as to one third annually. The number of shares of common stock available for future issuance under both plans, consisting of options available to be granted and options currently outstanding, was 6,115,000 as of March 31, 2002.

The following table summarizes the transactions of the Company's stock option plans for the three year period ended March 31, 2002:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding – March 31, 1999	4,656,150	$10.60
Options granted	928,200	$ 8.24
Options exercised	(1,996,722)	$11.33
Options forfeited	(83,100)	$ 8.57
Unexercised options outstanding – March 31, 2000	3,504,528	$ 9.61
Options granted	1,367,500	$23.84
Options exercised	(757,234)	$10.51
Options forfeited	(64,400)	$11.46
Unexercised options outstanding – March 31, 2001	4,050,394	$14.22
Options granted	120,000	$22.23
Options exercised	(562,794)	$ 9.10
Options forfeited	(87,000)	$18.47
Unexercised options outstanding – March 31, 2002	3,520,600	$15.20
Price Range $15.44-$29.30 (weighted average contractual life 8.4 years)	1,497,650	$22.23
Price Range $7.50-$12.75 (weighted average contractual life 5.7 years)	2,022,950	$ 9.26
Exercisable options:		
March 31, 2000	1,289,628	$11.07
March 31, 2001	1,458,594	$10.05
March 31, 2002	1,888,825	$12.31

The calculated fair value at date of grant for each option granted during the years ended March 31, 2000, 2001 and 2002 was $3.39 to $7.39, $8.95 to $17.24 and $10.91, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

Years Ended March 31	2000	2001	2002
Expected life (years)	5	5	4
Interest rate	6.26-6.6%	6.6%	6.6%
Volatility	45-50%	57-65%	60%
Dividend yield	.84-1.63%	.47-.82%	.92%

If the estimated fair value of the options had been recognized as compensation expense over the vesting periods, income before income taxes would have been reduced by $4,144 ($3,526 after income taxes or $.02 per share), $5,921 ($5,199 after income taxes or $.03 per share) and $6,608 ($5,864 after income taxes or $.03 per share), for the years ended March 31, 2000, 2001 and 2002, respectively.

12. Commitments and Contingencies:

At March 31, 2002, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $13,348.

The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 2002, were as follows:

Years Ended March 31	
2003	$7,160
2004	4,680
2005	4,234
2006	2,372
2007	2,006
Thereafter	4,504

Rental expense for operating leases was $9,184, $8,333 and $7,773 for the years ended March 31, 2000, 2001 and 2002, respectively.

During the year ended March 31, 2001, the Company entered into a tantalum supply agreement for a portion of its anticipated tantalum usage. Under the agreement, quantities to be delivered were fixed for the next five years. Prices were fixed for the first two years and are subject to downward price adjustments based upon market conditions for the remaining three years. During the fiscal year ended March 31, 2002, the Company purchased $100,896 of material pursuant to the agreement. Estimated future commitments, calculated using the committed quantities and prices that were fixed for the first two years under the agreement, as of March 31, 2002 are as follows:

Years Ended March 31	
2003	$128,961
2004	64,130
2005	64,130
2006	48,097

The Company from time to time enters into delivery contracts with selected suppliers for certain precious metals used in its production processes. The delivery contracts represent routine purchase orders for delivery within three months and payment is due upon receipt. As of March 31, 2002, the Company did not have any of these delivery contracts outstanding.

13. Derivative Financial Instruments:

On April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, the standard specifies criteria for designation and effectiveness of hedging relationships and establishes accounting rules for reporting changes in the fair value of a derivative depending on the designated type of hedge. The cumulative effect of the adoption of SFAS No. 133 as of April 1, 2001 was not material to the Company's consolidated financial statements.

The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. The Company uses derivative instruments (forwards contracts) to hedge certain foreign currency exposures as part of the risk management strategy. The objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company primarily uses forward contracts, with maturities less than 3 months, designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales, denominated in various currencies. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity. Once the hedged transaction is recognized, the gain or loss is reclassified into earnings.

Derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of forwards used to hedge foreign currency balance sheet exposures. The foreign currency forward contracts that are not designated as hedges under SFAS No. 133 represent hedging instruments used to offset foreign currency changes in the fair values of the underlying assets and liabilities. The gains and losses on foreign currency forward contracts used to hedge balance sheet exposures are recognized in other income and expense in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus naturally offset these gains and losses.

Foreign currency forward contracts, designated as cash flow hedges, effectiveness is determined by comparing the cumulative change in the fair value of the hedge contract with the cumulative change in the fair value of the hedged item, both of which are based on forward rates.

During fiscal 2002, the Company did not have any hedges for which all or a portion was deemed ineffective. In addition, during fiscal 2002, the Company did not discontinue any cash flow hedges for which it was probable that a forecasted transaction would not occur.

At March 31, 2001 and 2002, the Company had net outstanding foreign exchange contracts totaling $111,273 and $113,873, respectively. At March 31, 2002, the deferred gain, net of taxes, recognized in accumulated other comprehensive income was $62.

14. Transactions With Affiliate:

The Company's businesses include the sale and distribution of electronic products manufactured by Kyocera.

The Company entered into transactions with Kyocera as follows:

Years Ended March 31,	2000	2001	2002
Sales:			
Product and equipment sales to affiliates	$20,743	$55,227	$36,256
Subcontracting activities	2,093	2,069	2,084
Commissions received	23	–	182
Purchases:			
Purchases of resale inventories, raw materials, supplies, equipment and sales	368,703	526,654	271,417
Commissions paid	325	243	118
Rent paid	1,192	1,243	1,194
Other:			
Dividends paid	17,529	17,052	18,270

15. Segment and Geographic Information:

The Company has three reportable operating segments: Passive Components, Connectors and Research and Development. The Company is organized, exclusive of research and development, on the basis of products being separated into six units. Five of the units which manufacture or distribute ceramic, tantalum, film and power capacitors, ferrites and other passive devices have been aggregated into the segment "Passive Components".

The Company evaluates performance of its segments based upon sales and operating profit. There are no intersegment revenues. For determining segment assets, cash, accounts receivable and long-term investments, which are centrally managed, are not readily allocable to operating segments.

The tables below present information about reported segments for the years ended March 31,

	2000	2001	2002
Net sales:			
Passive components	$1,499,580	$2,437,902	$1,148,093
Connectors	130,693	170,211	101,887
Total	$1,630,273	$2,608,113	$1,249,980
Profit (loss) from operations:			
Passive components	$ 240,647	$ 851,527	$ 13,809
Connectors	26,833	30,073	11,716
Research & development	(22,926)	(26,114)	(21,181)
Corporate administration	(23,323)	(30,938)	(29,413)
Total	$ 221,231	$ 824,548	$ (25,069)
Depreciation:			
Passive components	$ 87,302	$ 122,392	$ 124,927
Connectors	4,890	5,188	4,703
Research & development	2,253	2,092	2,337
Corporate administration	527	210	941
Total	$ 94,972	$ 129,882	$ 132,908
Assets:			
Passive components	$ 722,592	$ 924,104	$ 721,359
Connectors	32,960	36,336	24,896
Research & development	14,198	16,059	17,092
Cash, A/R and L/T investments	430,533	802,553	810,750
Goodwill	72,495	72,909	67,313
Corporate administration	35,553	33,137	50,189
Total	$1,308,331	$1,885,098	$1,691,599
Capital expenditures:			
Passive components	$ 163,669	$ 217,991	$ 65,880
Connectors	4,529	3,726	3,186
Research & development	4,223	5,625	6,379
Total	$ 172,421	$ 227,342	$ 75,445

The following geographic data is based upon net sales generated by operations located within that geographic area and long lived assets based upon physical location. The Other category consists of Latin America and Israel.

Years Ended March 31,	2000	2001	2002
Net sales:			
United States	$ 660,993	$1,112,093	$ 432,089
Europe	431,743	720,371	358,995
Asia	517,910	746,295	440,000
Other	19,627	29,354	18,896
Total	$1,630,273	$2,608,113	$1,249,980
Property, plant and equipment, net:			
United States	$ 136,041	$ 145,367	$ 121,495
Europe	184,034	223,981	195,860
Asia	12,092	14,380	13,116
Other	40,640	62,319	52,100
Total	$ 372,807	$ 446,047	$ 382,571

During the fiscal year ended March 31, 2002, Nokia accounted for 13.5% of net sales. No one customer has accounted for more than 10% of net sales in the fiscal years ended March 31, 2000 and 2001.

16. Environmental Matters and Contingencies:

The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests. The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation, compliance and legal costs totaled $3,720 at March 31, 2002. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.

17. Acquisitions:

During fiscal 1998, we invested $5.3 million for a 41% interest in the research and development company, Electro-Chemical Research Ltd. (ECR). The Company increased its holding 10% with an additional investment of $2.2 million in May 2000. We currently own 57% of ECR's outstanding shares. ECR has developed and patented a technology for high capacity electrical storage devices. Effective May 2000, the investment has been accounted for as a purchase and all of ECR's activities are included in the accompanying financial statements from that date. Minority interest in ECR has not been reflected in the consolidated financial statements since the minority owners are not obligated to provide additional capital to fund ECR's activities. The resulting goodwill totaling $7,504 is being amortized on a straight-line basis over 5 years.

18. Summary of Quarterly Financial Information (Unaudited):

Quarterly financial information for the years ended March 31, 2001 and 2002 is as follows:

	First Quarter		Second Quarter	
	2001	2002	2001	2002
Net sales	$602,448	$365,081	$695,286	$305,533
Gross profit (loss)	212,590	71,158*	267,387	(4,930)
Net income (loss)	120,436	29,449	156,171	(28,117)
Basic earnings (loss) per share	.69	.17	.89	(.16)
Diluted earnings (loss) per share	.68	.17	.89	(.16)

	Third Quarter		Fourth Quarter	
	2001	2002	2001	2002
Net sales	$709,509	$304,281	$600,870	$275,085
Gross profit	278,460	21,493	215,379	15,597
Net income (loss)	166,084	(6,481)	124,846	(2,083)
Basic earnings (loss) per share	.95	(.04)	.71	(.01)
Diluted earnings (loss) per share	.94	(.04)	.71	(.01)

*Amount was adjusted to reflect charges taken in the quarter that were subsequently reclassified as restructuring expense.

19. Subsequent Events:

Dividend Declared

On April 20, 2002, the Board of Directors of the Company declared a $.0375 dividend per share of common stock with respect to the quarter ended March 31, 2002, payable on May 13, 2002.

Report of Independent Accountants

To the Board of Directors and Stockholders of AVX Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of AVX Corporation and its subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
May 3, 2002

Shareholder Information

Annual Meeting
AVX's Annual Meeting of Shareholders will be held at the AVX Corporation Seaboard Facility, located at 1900 Highway 501 East, Myrtle Beach, South Carolina 29577, on Tuesday, July 23, 2002, at 10:00 a.m.

Stock Exchange
AVX's common stock is traded on the New York Stock Exchange (symbol: AVX)

Stock Transfer Agent and Registrar
The American Stock Transfer and Trust Company
1-800-937-5449
Written shareholder correspondence and requests for transfers should be sent to:

The American Stock Transfer and
Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038

Investor Questions
Investment questions from security analysts, portfolio managers and shareholders about AVX and requests for a copy of AVX's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission, should be directed to:

Investor Relations
AVX Corporation
P.O. Box 867
Myrtle Beach, South Carolina 29578
Telephone (843) 946-0466
FAX (843) 916-7751
www.avxcorp.com

Independent Accountants
PricewaterhouseCoopers LLP
1100 Campanile Building
1155 Peachtree Street
Atlanta, Georgia 30309-3630

Corporate Officers



(From left to right) Don Byers, Carl Eggerding, Roberto Salazar, John Gilbertson, Marshall Jackson, Kurt Cummings, S.M. Chan, Alan Gordon, Keith Thomas, John Mann

Board of Directors

Benedict P. Rosen
Chairman of the Board
AVX Corporation [4]

Kazuo Inamori
Chairman Emeritus
Kyocera Corporation [2,4]

Kensuke Itoh
Vice Chairman of the Board
Kyocera Corporation [2,4]

Yasuo Nishiguchi
Kyocera Corporation

John S. Gilbertson
AVX Corporation

Carroll A. Campbell, Jr.
Semi-retired [1,2,3,5]

Rodney N. Lanthorne
Kyocera Corporation [4]

Henry C. Lucas
University of Maryland [1,3,5]

Richard Tressler
Pennsylvania State University [1,2,3,5]

Mishihisa Yamamoto
Kyocera Corporation

Masahiro Umemura
Kyocera Corporation [4]

Yuzo Yamamura
Kyocera Corporation

Corporate Officers

John S. Gilbertson
Chief Executive Officer and President

C. Marshall Jackson
Executive Vice President of Sales and Marketing

Carl Eggerding
Vice President, Chief Technology Officer

John Mann
Vice President of Quality

Kurt Cummings
Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary

S.M. Chan
Vice President of Sales and Marketing - Asia

Alan Gordon
Vice President of Sales and Marketing - Europe

Roberto Salazar
Vice President of Latin American Operations

Don Byers
Vice President of Specialty Division

Keith Thomas
Vice President of Kyocera Developed Products

[1] Audit Committee
[2] Compensation Committee
[3] Equity Compensation Committee
[4] Executive Committee
[5] Special Advisory Committee



AVX

A KYOCERA GROUP COMPANY

POST OFFICE BOX 867 MYRTLE BEACH SOUTH CAROLINA 29578

www.avxcorp.com